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February 5, 2014

VIA EDGAR

Marilyn K. Mann

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Goldman Sachs BDC, Inc., et al. (the “Applicants”), File No. 812-14219

Dear Ms. Mann:

As requested by the staff of the Division of Investment Management, in connection with the first amended application filed with the Securities and Exchange Commission on behalf of the Applicants on January 9, 2014 (the “Application”), we hereby transmit for review by the Staff (a) a redline comparing the Application against the application filed on September 25, 2013 by Medley Capital Corporation and its affiliates, for which an order was granted on November 25, 2013 (the “Medley Application”), as well as (b) redlines comparing the conditions set forth in the Application against the respective conditions set forth in (i) the Medley Application, (ii) the application filed on September 26, 2013 by Stellus Capital Investment Corporation and its affiliates, for which an order was granted on October 23, 2013, and (iii) the application filed on June 29, 2012 by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.1

If you have any questions or comments concerning the Application please contact the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana Huffman
Diana Huffman

Enclosures

cc:	Andrew J. Donohue, Esq.

Jason Colombo, Esq.

Maria Gattuso, Esq.

[1]	See Medley Capital Corporation, et al. (File No. 812-14020), Release Nos. IC-30807 (Nov. 25, 2013) (order) and IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release Nos. IC-30754 (Oct. 23, 2013) (order) and IC-30739 (Sept. 30, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release Nos. IC-30154 (Jul. 26, 2012) (order) and IC-30125 (June 29, 2012) (notice).

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